Exhibit 99.1

Yingli Green Energy Announces Preliminary Financial Results for Third Quarter 2015

Gross margin for third quarter increased from the second quarter

To announce third quarter 2015 financial results on December 2, 2015

BAODING, China, November 25, 2015 - Yingli Green Energy Holding Company Limited (“Yingli” or “Yingli Solar”) (NYSE:YGE), one of the world’s leading solar panel manufacturers, today announced that it plans to release its unaudited financial results for the quarter ended September 30, 2015, before the U.S. market opens on December 2, 2015.

Based upon preliminary data, the Company expects that its total net revenues in the third quarter of 2015 were in the range of US$340 million to US$350 million, in line with the management’s previous estimation. In addition, the Company estimates that its overall gross margin in the third quarter of 2015 was in the range of 8% to 9%, increased from 6.3% in the second quarter, as a result of increase in average selling price and decrease in unit cost of PV modules. Meanwhile, the Company estimates that its PV module shipments (excluding OEM production for third parties) in the third quarter of 2015 were in the range of 450MW to 460 MW, compared to its previous guidance of 550MW to 580MW. The lower-than-expected shipments were due to a lower-than-expected utilization of production facilities for in-house PV module.

Further to the Company’s announcement on September 8, 2015, the Company expects to recognize a non-cash impairment charge on long lived assets totaling RMB3,694.2 million (US$581.3 million) in the third quarter of 2015, which was mainly due to the lower-than-expected utilization of certain production facilities of the Company in 2015.

These preliminary, unaudited third quarter results are based on management’s preliminary review of operations for the third quarter of 2015 and remain subject to change based on management’s ongoing review of the third quarter results.

In order to help investor learn more about its unaudited financial results for third quarter 2015, the Company will hold a conference call and live webcast to discuss the results at 8:00 AM U.S. Eastern Time on December 2, 2015, which corresponds to 9:00 PM Beijing/Hong Kong time on the same day.

The dial-in details for the live conference call are as follows:

U.S. Toll Free Number: +1-866-519-4004
International Dial-in Number: +1-845-675-0437
Passcode: 83679371

A live and archived webcast of the conference call will be available on the Investors section of Yingli Green Energy’s website at www.yinglisolar.com. A replay will be available shortly after the call on Yingli Green Energy’s website for 90 days.

A replay of the conference call will be available until December 10, 2015 by dialing:

U.S. Toll Free Number: +1-855-452-5696
International Dial-in Number: +1-646-254-3697
Passcode: 83679371

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as “Yingli Solar,” is one of the world’s leading solar panel manufacturers. Yingli Green Energy’s manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and solar panel assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 30 regional subsidiaries and branch offices and has distributed more than 14 GW solar panels to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yingli Green Energy’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Qing Miao
Vice President of Corporate Communications
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
E-mail: ir@yingli.com